JNL Series Trust 485BPOS

Exhibit 99.28(d)(33)(iv)

Amendment to

Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Lazard Asset Management LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Lazard Asset Management LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 wherein the September 2, 2021 Second Amended and Restated Investment Sub-Advisory Agreement was incorporated by reference, and as amended thereafter (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved the following fund name change and fee reductions for the JNL/Lazard International Strategic Equity Fund, effective October 21, 2024:

JNL/Lazard International Strategic Equity Fund change to

JNL/Lazard International Quality Growth Fund.

Whereas, the Parties have agreed to i) amend Schedule A and Schedule B of the Agreement to change the JNL/Lazard International Strategic Equity Fund’s name; and ii) amend Schedule B of the Agreement to reflect fee reductions for the JNL/Lazard International Strategic Equity Fund, effective October 21, 2024.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated October 21 2024 , attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 21, 2024, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of October 21, 2024.

Jackson National Asset Management, LLC		Lazard Asset Management LLC

By:	/s/ Emily J. Bennett	By:	/s/ Nathan Paul
Name:	Emily J. Bennett	Name:	Nathan Paul
Title:	VP and Deputy General Counsel	Title:	Chief Operating Officer

Schedule A

Dated October 21, 2024

Funds
JNL Multi-Manager Alternative Fund*
JNL/Lazard International Quality Growth Fund

* For the portion of the Average Daily Net Assets managed by Lazard Asset Management LLC for the Lazard strategy.

A-1

Schedule B

Dated October 21, 2024

(Compensation)

JNL Multi-Manager Alternative Fund*
[Fees Omitted]

* For the portion of the Average Daily Net Assets managed by Lazard Asset Management LLC for the Lazard strategy.

JNL/Lazard International Quality Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $500 million	0.32%
Assets over $500 million to $1 billion	0.27%
Assets over $1 billion	0.25%

B-1